Exhibit 99.2

RETALIX LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Retalix Ltd. (the “Company”) will be held on October 15, 2006 at 10:00 a.m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra’anana, Israel, for the following purpose:

1.	To re-elect the following members of the Board of Directors of the Company, as members of the Board of Directors until the next annual general meeting of shareholders: Barry Shaked, Brian Cooper, Sigal Hoffman, Ian O’Reilly and Amnon Lipkin-Shahak (this excludes the current external directors of the company who were elected for a term of three years in the June 2006 extraordinary general meeting).

2.	To appoint Kesselman & Kesselman, a Member of PriceWaterhouseCoopers as the Company’s independent auditors in place of the Company’s current independent auditor, as well as to authorize of the Board of Directors to determine the independent auditors’ fees or to delegate the Audit Committee thereof to do so.

3.	To approve the grant to each of Brian Cooper, Sigal Hoffman, Ian O’Reilly and Amnon Lipkin-Shahak, of options to purchase 10,000 ordinary shares of the Company.

4.	To discuss the financial statements of the Company for the year ended December 31, 2005.

Shareholders of record at the close of business on September 14, 2006 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return such document promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors, Barry Shaked Chairman of the Board of Directors

Dated: September 7, 2006

RETALIX LTD.
10 Zarhin Street, Ra’anana, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value (the “Ordinary Shares”), of Retalix Ltd. (“Retalix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement. The Meeting will be held on October 15, 2006 at 10:00 a.m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra’anana, Israel.

        The agenda of the Annual General Meeting is as follows:

1.	To re-elect the following members of the Board of Directors of the Company, as members of the Board of Directors until the next annual general meeting of shareholders: Barry Shaked, Brian Cooper, Sigal Hoffman, Ian O’Reilly and Amnon Lipkin-Shahak (this excludes the current external directors of the company who were elected for a term of three years in the June 2006 extraordinary general meeting).

2.	To appoint Kesselman & Kesselman, a Member of PriceWaterhouseCoopers as the Company’s independent auditors in place of the Company’s current independent auditor, as well as to authorize the Board of Directors to determine the independent auditors’ fees or to delegate the Audit Committee thereof to do so.

3.	To approve the grant to each of Brian Cooper, Sigal Hoffman, Ian O’Reilly and Amnon Lipkin-Shahak, of options to purchase 10,000 ordinary shares of the Company.

4.	To discuss the financial statements of the Company for the year ended December 31, 2005.

The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy is also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 48 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being made available by the Board of Directors of the Company. Only Shareholders of record at the close of business on September 14, 2006 will be entitled to vote at the Meeting. Proxies are being mailed to US Shareholders whose names appear, on September 14, 2006 in the records of the Company, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

The Company had outstanding on August 31, 2006 19,498,621 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more Shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person, or by proxy entitled to vote, will constitute a quorum at the Meeting. If a quorum is not present by 10:30 a.m. on the date of the Meeting, the Meeting will stand adjourned to October 22, 2006 at the same time and place.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 31, 2006, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares, and (ii) all directors and officers as a group. As of August 31, 2006 19,498,621 of our ordinary shares were outstanding.

Name	Number of ordinary shares held	Percentage of outstanding ordinary shares (1)(2)

Bank Leumi Funds (3)	1,713,640	8.8%
Bank Hapoalim Funds (4)	1,063,385	5.5%
Barry Shaked (5)	1,142,935	5.8%
All directors and executive officers as a group (6)	2,359,798	11.7%

(1)	Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.

(2)	Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options exercisable on August 31, 2006 or within 60 days thereafter. Pursuant to SEC rules, shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(3)	This information is based solely on information provided to us by Bank Leumi pursuant to Israeli law with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds. The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.

(4)	This information is based solely on information provided to us by Bank Hapoalim pursuant to Israeli law with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds. The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.

(5)	Includes options to purchase up to 225,363 shares held by Mr. Shaked, directly or indirectly, that are exercisable on August 31, 2006 or within 60 days thereafter.

(6)	Includes options to purchase 595,197 shares that are exercisable currently or within 60 days after August 31, 2006 at exercise prices that range from $9.01 to $23.19.

ITEM 1 – ELECTION OF DIRECTORS

Our directors, other than outside directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect each of Barry Shaked, Brian Cooper, Sigal Hoffman, Ian O’Reilly and Amnon Lipkin-Shahak to our Board of Directors.

A brief biography of each director nominee is set forth below.

        The Company’s two “outside directors” (as defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”), Mr. David Bresler and Mr. Louis Berman, were elected in June 2006 and continue to serve a three-year term.

Barry Shaked is one of our founders and has served as our President, Chief Executive Officer and Chairman of the Board since our inception in April 1982. From August 1975 to February 1979, Mr. Shaked served as an officer in the Israeli defense Forces. He attended the Computer Science School of Bar-Ilan University from 1980 to 1983.

Brian Cooper has served as a director since August 1984. From December 1999 to June 2001, Mr. Cooper served as our Vice President, Israeli operations. Mr. Cooper also served as our Chief Financial Officer from August 1984 until December 1999. From 1979 to 1984, Mr. Cooper served as an officer in the Israeli Defense Forces as an economist and programmer. Mr. Cooper has been a director of YCD Multimedia Ltd. since June 2003. Mr. Cooper received a B.A. in Economics from Haifa University in 1977.

Sigal Hoffman has served as a director since May 2004. Ms. Hoffman has worked as an attorney in private practice since 1995. Ms. Hoffman has a B.A. degree in Social Work, an M.B.A. in Educational Consulting and an LL.B. in law from Tel-Aviv University.

Ian O ‘Reilly has served as a director since November 2000. Mr. O’Reilly serves as the Chairman of the Cambridge Building Society and as a director of Atlas Cedar Ltd. Mr. O’Reilly has served as a Group IT Manager at Tesco Stores Ltd. between 1991 and 2000. He received a British Computer Society Qualification from the Cambridge College of Arts and Technology in 1972.

Amnon Lipkin - Shahak has served as a director since April 2002. Since May 2001, Mr. Lipkin-Shahak has served as the chairman of the board in the TAHAL Group, and as a director in the Kardan Group. Mr. Lipkin-Shahak also serves as a director in El-Al Airlines and Visual Defence and as the Chairman of the Executive Committee of the Peres Center for Peace. Mr. Lipkin-Shahak is also a former director of Granit Hacarmel and NILIT and a former chairman of the Bountiful Israel Council. Between May 1999 and March 2001, Mr. Lipkin-Shahak served as a member of the Israeli parliament (the Knesset). During most of this period, Mr. Lipkin-Shahak served as a cabinet minister in charge of transport (between July 2000 and March 2001) and in charge of tourism (between July 1999 and July 2000). In December 1998, Mr. Lipkin-Shahak retired from his position as the Chief of Staff of the Israeli Defense Forces after thirty-six years of service.

It is proposed that at the Annual General Meeting the following Resolution be adopted:

“RESOLVED, that, Barry Shaked be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Brian Cooper be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Sigal Hoffman be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Ian O’Reilly be and hereby is re-elected to the Board of Directors, effective immediately; and

RESOLVED, that, Ian O’Reilly be and hereby is re-elected to the Board of Directors, effective immediately.”

        Approval of these matters will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.

ITEM 2 – APPOINTMENT OF INDEPENDENT AUDITORS

        At the Meeting, and upon the recommendation of the Company’s Audit Committee and Board of Directors, the shareholders will be asked to approve the appointment of Kesselman & Kesselman, a Member of PriceWaterhouseCoopers as the Company’s independent auditors for the period ending not later than at our next Annual Meeting of Shareholders in place of the Company’s current independent auditors, Kost Forer, Gabbay and Kasierer a Member of Ernst & Young Global. Kost Forer, Gabbay and Kasierer, were appointed at our 2005 Annual General Meeting of Shareholders instead of Kesselman & Kesselman. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors. The auditors have no relationship to us or with any of our affiliates, except as auditors.

It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that Kesselman & Kesselman, a Member of PriceWaterhouseCoopers, be appointed as the independent auditors of the Company in place of the Company’s current independent auditors, for the period commencing on the date of this meeting and ending not later than at the Company’s next Annual Meeting of Shareholders; and

        RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so.”

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.

ITEM 3 – GRANT OF OPTIONS TO CERTAIN DIRECTORS

        In recognition of their contribution to the Company’s performance, and upon approval of the Audit Committee, the Board of Directors granted to each of Brian Cooper, Sigal Hoffman, and Amnon Lipkin-Shahak under the Retalix Ltd. 2004 Israeli Share Option Plan and the Capital Gains Route pursuant to Section 102(b)(2) of the Tax Ordinance and to Ian O’Reilly under the Retalix Ltd. 2nd 1998 Share Option Plan and as non-qualified stock options as defined in U.S. Internal Revenue Code of 1986, options to purchase up to 10,000 Ordinary Shares of the Company at an exercise price per Ordinary Share equal to US$15.55. These options will vest annually so that one third (1/3) of the options will vest on each of August 1, 2007, August 1, 2008 and August 1, 2009. All such options not exercised on or prior to August 1, 2010 will expire.

        It is proposed that at the Annual General Meeting the following Resolution be adopted:

        “RESOLVED, that following the approval by the Audit Committee and the Board of Directors of the Company, in compliance with the requirements of the Israeli Companies Law, 5759-1999, and subject to her or his re-election at the Meeting, the grant to:

Brian Cooper of options to purchase up to 10,000 ordinary shares of the Company, Sigal Hoffman of options to purchase up to 10,000 ordinary shares of the Company, Amnon Lipkin-Shahak of options to purchase up to 10,000 ordinary shares of the Company, and Ian O’Reilly of options to purchase up to 10,000 ordinary shares of the Company all on the terms approved by the Audit Committee and the Board of Directors be, and the same hereby is, approved.”

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

        The Board of Directors recommends that the shareholders vote FOR approval of the Resolution. Since each of Brian Cooper, Sigal Hoffman, Amnon Lipkin-Shahak and Ian O’Reilly has an interest with respect to him/her being granted options under the foregoing proposed resolution, each refrains from making a recommendation with respect to him/her being granted options pursuant to such resolution.

ITEM 4 – CONSIDERATION OF FINANCIAL STATEMENTS

        A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2005 are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (SEC). You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting

        This item will not involve a vote of the shareholders.

OTHER BUSINESS

        Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Barry Shaked Chairman of the Board of Directors

Dated: September 7, 2006

RETALIX LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Barry Shaked, Chief Executive Officer, and Danny Moshaioff, Chief Financial Officer, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in Retalix Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of the Company (the “Meeting”) to be held at the offices of the Company, 10 Zarhin Street, Ra’anana, Israel, on October 15, 2006 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of the Company and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

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PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect Barry Shaked to the Board of Directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	To re-elect Brian Cooper to the Board of Directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	To re-elect Sigal Hoffman to the Board of Directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	To re-elect Ian O'Reilly to the Board of Directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	To re-elect Amnon Lipkin-Shahak to the Board of Directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	To appoint Kesselman & Kesselman, a Member of PriceWaterhouseCoopers, as the independent auditors of the Company in place of the Company's current independent auditors, for the period commencing on the date of this meeting and ending not later than at the Company's next Annual Meeting of Shareholders, and to authorize the Board of Directors of the Company to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.	To grant to:

Brian Cooper options to purchase up to 10,000 ordinary shares of the Company, Sigal Hoffman, options to purchase up to 10,000 ordinary shares of the Company, Amnon Lipkin-Shahak options to purchase up to 10,000 ordinary shares of the Company, and Ian O'Reilly options to purchase up to 10,000 ordinary shares of the Company, all on the terms approved by the Audit Committee and the Board of Directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Intheir discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Special Meeting.

_______________ Date: _______, 2006	________________________ Date____________, 2006
SIGNATURE	SIGNATURE (if held jointly)

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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